UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42740

Robot Consulting Co., Ltd.

Le Graciel Building 2, 6th Floor

5-22-6 Shinbashi, Minato Ward

Tokyo, 105-0005, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Update on Trading Halt of Securities and Company Response

Reference is made to the Report on Form 6-K furnished on October 28, 2025, which disclosed that the U.S. Securities and Exchange Commission (the “SEC”) ordered a temporary suspension of trading in the securities of Robot Consulting Co., Ltd. (the “Company”) for the period from 4:00 a.m. EDT on October 23, 2025, through 11:59 p.m. EDT on November 5, 2025.

On October 29, 2025, the Company received an information request from The Nasdaq Stock Market LLC (“Nasdaq”) for certain information and documents, and the Company submitted a written response with supporting documents to Nasdaq on November 4, 2025. On November 6, 2025, Nasdaq announced that trading was halted in the Company for additional information requested from the Company. The announcement is available at https://www.nasdaq.com/press-release/nasdaq-halts-robot-consulting-co-ltd-2025-11-06.

As of the date of this report, the Company has not received any further follow-up requests from Nasdaq and continues to closely monitor the situation. The Company remains fully committed to cooperating with Nasdaq, the SEC, and all relevant regulatory authorities to address any outstanding matters in a transparent and timely manner.

The Company’s daily operations and client services remain normal and uninterrupted. The Company will make further announcements as appropriate to keep shareholders and the market informed of any material developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Robot Consulting Co., Ltd.

By:	/s/ Hidetoshi Yokoyama
Hidetoshi Yokoyama
Representative Director and Chairman

Date: November 6, 2025